UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Pretium Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74139C102
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74139C102		Page 2 of 5 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Standard Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,985,807
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,985,807
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,985,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 74139C102		Page 3 of 5 Pages
SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer: Pretium Resources Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
570 Granville Street, Suite 1600
Vancouver, British Columbia

ITEM 2.	(a)	Name of Person Filing: Silver Standard Resources Inc.

	(b)	Address of Principal Business Office, or if None, Residence:
Suite 1400 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

	(c)	Citizenship: British Columbia, Canada

	(d)	Title of Class of Securities: Common Shares

	(e)	CUSIP Number: 74139C102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__]	A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned: 18,985,807
	(b)	Percent of class: 20.0%
	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 18,985,807
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 18,985,807
		(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 74139C102		Page 4 of 5 Pages
SCHEDULE 13G

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. 74139C102		Page 5 of 5 Pages
SCHEDULE 13G

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

SILVER STANDARD RESOURCES INC.

By:	/s/ Keenan Hohol
Name: Keenan Hohol
Title: Vice President, Legal and General
Counsel